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Issuer Free Writing Prospectus dated May 21, 2014
Filed by 21st Century Oncology Holdings, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-193877

21st Century Oncology Holdings, Inc.

Free Writing Prospectus

        On May 7, 2014, 21st Century Oncology Holdings, Inc. filed preliminary prospectuses (the "Preliminary Prospectuses") relating to the proposed offerings of common stock and Series A Mandatory Convertible Junior Non-Voting Preferred Stock (the "Offerings"). These Preliminary Prospectuses are included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-193877) (as amended, the "Registration Statement") that we filed with the Securities and Exchange Commission (the "SEC") on May 7, 2014. On May 16, 2014, we filed with the SEC a Free Writing Prospectus advising you of the availability of revised preliminary prospectuses, dated May 15, 2014 (the "Updated Preliminary Prospectuses"), which updated, among other things, our financial results for the three months ended March 31, 2014. These Updated Preliminary Prospectuses are included in Amendment No. 2 to the Registration Statement that we filed with the SEC on May 15, 2014.

        This Free Writing Prospectus is being filed to advise you of the availability of further revised preliminary prospectuses, dated May 21, 2014 (the "Current Preliminary Prospectuses") and to provide you with a hyperlink to Amendment No. 3 to the Registration Statement, which includes the Current Preliminary Prospectuses. The Current Preliminary Prospectuses update, among other things, the size of the Offerings. This Free Writing Prospectus presents below certain information included in the Current Preliminary Prospectuses including "Prospectus Summary—Recent Developments—Refinancing Transaction," "Prospectus Summary—The Offering," "Use of Proceeds," "Capitalization," "Dilution," and "Principal Stockholders." The Current Preliminary Prospectuses form a part of our Registration Statement to which this Free Writing Prospectus relates. You should carefully read the Current Preliminary Prospectuses before deciding to invest in our common stock or Series A Mandatory Convertible Junior Non-Voting Preferred Stock.

        To review a filed copy of our current Registration Statement and the Current Preliminary Prospectuses, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

http://www.sec.gov/Archives/edgar/data/1503518/000104746914005087/a2220144zs-1a.htm

Refinancing Transaction

        In connection with or following the offerings, we intend to increase the size of our $100 million revolving credit facility (the "Revolving Credit Facility"). This new revolving credit facility will support the Company's acquisition strategy as well as general corporate initiatives. We expect the new revolving credit facility will contain affirmative and negative covenants customary for this type of financing. There are no assurances that the closing of the new revolving credit facility will occur on these terms or at all.

 The Offering

Common stock offered by us	11,111,111 shares.
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,666,667 shares at the public offering price, less underwriting discounts and commissions.
Common stock to be outstanding immediately after completion of this offering

Immediately following the consummation of this offering, we will have 27,523,298 shares of common stock outstanding, or 29,189,965 shares, if the underwriters' option to purchase additional shares is exercised in full, in each case after giving effect to the approximately 15,965-for-1 stock split to take place immediately prior to this offering.

Use of proceeds

We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $87.8 million (or approximately $101.8 million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the shares offered by us are sold for $9.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

We estimate that the proceeds to us from the concurrent public offering of our Series A preferred stock, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $43.9 million (or approximately $50.9 million if the underwriters in that offering exercise their option to purchase additional shares of Series A preferred stock in full).

We intend to use the net proceeds from the offerings to repay all outstanding amounts under our $90 million term loan facility (the "Term Facility"), to repay a portion of amounts outstanding under our $100 million Revolving Credit Facility (together with the Term Facility, the "Credit Facilities"), to pay related fees and expenses and for general corporate purposes.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 867,150 shares of common stock offered in this prospectus for our directors, officers, employees, business associates and other related persons. We do not know if these persons will choose to purchase all or any of these reserved shares, but any purchases they do make will reduce the number of shares available for sale to the general public. See "Underwriting (Conflicts of Interest)."

Conflicts of interest

More than 5% of the net proceeds of this offering will be received by each of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc. or their respective affiliates as lenders under our Credit Facilities as the result of our use of a portion of our net proceeds to repay indebtedness under such Credit Facilities. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 that requires a "qualified independent underwriter," or "QIU," participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. We have agreed, subject to certain terms and conditions, to indemnify J.P. Morgan Securities LLC against certain liabilities incurred in connection with it acting as QIU in this offering, including liabilities under the Securities Act. See "Underwriting (Conflicts of Interest)."

 USE OF PROCEEDS

        We estimate that the proceeds to us from the common stock offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $87.8 million (or approximately $101.8 million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the shares of common stock offered by us are sold for $9.00 per share, the midpoint of the price range set forth on the cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share of common stock would increase or decrease the net proceeds we receive from the common stock offering by approximately $11.1 million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from the common stock offering by approximately $9.0 million, assuming the assumed initial public offering price remains the same.

        We estimate that the proceeds to us from the Series A preferred stock offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $43.9 million (or approximately $50.9 million if the underwriters in that offering exercise their option to purchase additional shares of Series A preferred stock in full).

        We intend to use the net proceeds from the offerings to repay the indebtedness listed below and to pay related fees and expenses and for general corporate purposes. For a further description of our indebtedness, see "Description of Certain Indebtedness."

        The indebtedness we intend to repay with the net proceeds of the offerings includes:

  •
  all $90.0 million of the indebtedness outstanding under our Term Facility; and

  •
  approximately $41.7 million of the indebtedness outstanding under our Revolving Credit Facility.

        Pending use of the net proceeds from the offerings as described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014 on:

  •
  an actual basis; and

  •
  an "as adjusted" basis to give effect to the following:

  i.
  the approximately 15,965 -for- 1 stock split to take place immediately prior to the completion of the offerings;

  ii.
  the transactions described in "Unaudited Pro Forma Condensed Consolidated Combined Financial Information";

  iii.
  the sale of 11,111,111 shares of our common stock in the common stock offering by us at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

  iv.
  the sale of 1,000,000 shares of our Series A preferred stock in the Series A preferred stock offering, which is contingent upon the closing of the common stock offering, at a public offering price of $50.00 per share of Series A preferred stock, after deducting the underwriting discounts and commissions and expenses to be incurred by us in connection with the Series A preferred stock offering; and

  v.
  the application of the net proceeds of the offerings as described under "Use of Proceeds."

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data," "Unaudited Pro Forma Condensed Consolidated Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2014
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$12.3	$12.3

Debt:
Revolving Credit Facility(2)	65.0	23.3
Term Facility(3)	88.2	—
Secured Notes	349.0	349.0
Subordinated Notes	377.9	377.9
OnCure Notes	75.0	75.0
Capital leases	88.7	88.7
Term Loan B Facility (SFRO)	57.4	57.4
Term Loan A Facility (SFRO)	7.7	7.7
Other notes payable and seller financing notes	9.8	9.8

Total debt	$1,118.7	$988.8
Stockholders' Equity:
Common Stock, $0.01 par value, 1,028 shares authorized, issued and outstanding	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized; 27,523,298 shares issued and outstanding, on an as adjusted basis	—	—
Series A mandatory convertible junior non-voting preferred stock, $0.0001 par value, 50,000,000 shares authorized; 1,000,000 shares issued and outstanding, on an as adjusted basis(4)	—	—
Additional paid-in-capital	651.0	782.7
Accumulated deficit	(748.4)	(750.2)
Accumulated other comprehensive loss	(35.4)	(35.4)

Total 21st Century Oncology Holdings, Inc. stockholders' deficit	(132.8)	(2.9)

Total capitalization	$985.9	$985.9

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share of common stock, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $11.1 million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $9.0 million, assuming the assumed initial public offering price remains the same.

(2)
In connection with the offerings, we intend to enter into a new revolving credit facility which will replace our existing $100 million Revolving Credit Facility. For additional details, see "Prospectus Summary—Recent Developments—Refinancing Transaction."

(3)
Does not include approximately $2.0 million of original issue discount.

(4)
Although a final determination cannot be made until final determination of the terms, we currently believe the Series A preferred stock will be classified as permanent equity.

 DILUTION

        If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after the offerings. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock.

        Our net tangible book deficit as of March 31, 2014 was $855.7 million, or $(52.14) per share of common stock (before giving effect to the offerings but after giving effect to the approximately 15,965-for-1 stock split to take place immediately prior to the offerings). Net tangible book value per share represents the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized debt issuance costs) less total liabilities, divided by the basic weighted average number of shares of common stock outstanding.

        After giving effect to the sale of the 11,111,111 shares of common stock offered by us in the common stock offering at an assumed initial public offering price of $9.00, which is the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value (deficit) as of March 31, 2014 would have been approximately $725.8 million, or $(26.37) per share of common stock (after giving effect to the approximately 15,965-for-1 stock split to take place immediately prior to the offerings). This represents an immediate increase in net tangible book value to our existing stockholders of $25.77 per share of common stock and an immediate dilution to new investors in the common stock offering of $35.37 per share of common stock. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share of common stock		$9.00
Pro forma net tangible book value (deficit) per share of common stock as of March 31, 2014	$(52.14)
Increase per share of common stock attributable to new investors	25.77

Pro forma net tangible book value per share of common stock after the common stock offering		(26.37)

Dilution per share of common stock to new investors		$35.37

        A $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share of common stock, the mid-point of the price range set forth on the cover of this prospectus, would increase or decrease net tangible book value by $11.1 million, or $(25.97) per share of common stock, and would increase or decrease the dilution per share of common stock to new investors by $0.40 based on the assumptions set forth above.

        The following table summarizes as of March 31, 2014, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share of common stock paid by the equity grant recipients and by new investors, based upon an assumed initial public offering price of $9.00 per share of common stock (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares of Common Stock Purchased		Total Consideration
					Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
Existing stockholders	16,412,187	59.6%	$623.0	86.2%	$37.96
New investors	11,111,111	40.4%	$100.0	13.8%	$9.00

Total	27,523,298	100%	$723.0	100%

        This section and the foregoing tables do not include shares of common stock reserved for issuance upon conversion of our Series A preferred stock. In addition, except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares of common stock and no exercise of any outstanding options. If the underwriters' option to purchase additional shares of common stock is exercised in full, our existing stockholders would own approximately 56.2% and our new investors would own approximately 43.8% of the total number of shares of our common stock outstanding after the common stock offering. If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share of common stock after the common stock offering would be $(24.87) per share of common stock, and the dilution in the pro forma net tangible book value per share of common stock to new investors in the common stock offering would be $33.87 per share of common stock.

        The tables and calculations above are based on 27,523,298 shares of common stock outstanding as of March 31, 2014, after giving effect to the offerings and the approximately 15,965-for-1 stock split to take place immediately prior to the offerings, and assume no exercise by the underwriters of their option to purchase up to an additional 1,666,667 shares of common stock from us. This number excludes an aggregate of 5,000,000 shares of common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with the offerings and shares of common stock reserved for issuance upon conversion of our Series A preferred stock.

 PRINCIPAL STOCKHOLDERS

        The following table shows information about the beneficial ownership of our common stock, as of April 30, 2014 by:

  •
  each person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each of our expected directors and named executive officers upon completion of the initial public offering of our common stock; and

  •
  all of our expected directors and executive officers as a group upon completion of the initial public offering of our common stock;

in each case, giving effect to the approximately 15,965-for-1 stock split of our common stock to take place immediately prior to completion of the offerings.

        For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions."

        As of April 30, 2014, without giving effect to the stock split to take place immediately prior to the completion of the offerings, we had 1,028 shares of common stock issued and outstanding, all of which were owned by 21CI, whose equity is held by the parties listed under "—Beneficial Ownership of 21CI's Equity" below. Percentage of beneficial ownership after the completion of the common stock offering is based on shares of common stock to be then outstanding after giving effect to the stock split. We believe that 21CI possesses sole voting and investment power over all shares of common stock shown as beneficially owned by it.

        Upon the completion of the common stock offering, 21CI will own approximately 59.6% of our common stock, assuming that the underwriters do not exercise their option to buy additional shares of common stock, and 56.2% of our common stock, assuming that the underwriters exercise their option to buy additional shares of common stock. The following table does not reflect any shares of common stock issuable upon conversion of the Series A preferred stock. Unless otherwise indicated, the address of each of the directors and executive officers is c/o 21st Century Oncology, Inc., 2270 Colonial Boulevard, Fort Myers, Florida 33907.

	Common stock owned before the common stock offering		Common stock owned after the common stock offering (no option exercise)		Common stock owned after the common stock offering (full option exercise)
Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage	Number	Percentage
Principal Stockholder:
21st Century Oncology Investments, LLC(2)	16,412,187	100%	16,412,187	59.6%	16,412,187	56.2%
Directors and Executive Officers:
Daniel E. Dosoretz, M.D.	—	—	—	—	—	—
James L. Elrod, Jr.(3)	—	—	—	—	—	—
Bryan J. Carey(4)	—	—	—	—	—	—
Robert L. Rosner(5)	—	—	—	—	—	—
Erin L. Russell(6)	—	—	—	—	—	—
James H. Rubenstein, M.D.	—	—	—	—	—	—
Howard M. Sheridan, M.D.	—	—	—	—	—	—
Norton L. Travis(7)	—	—	—	—	—	—
Glen C. Laschober	—	—	11,111	*	11,111	*
James B. Yu, M.D.	—	—	11,111	*	11,111	*
All directors and executive officers as a group (18 persons)	—	—	22,222	*	22,222	*

*
Represents less than 1%

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•
voting power which includes the power to vote, or to direct the voting of, such security; and/or

•
investment power which includes the power to dispose, or to direct the disposition of, such security.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of equity units subject to options held by that person that are currently exercisable or exercisable within 60 days of April 30, 2014 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)
The address for 21CI is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(3)
Mr. Elrod is a managing director of Vestar and, as a result of Vestar's controlling interest in 21CI, may be deemed to beneficially own the shares of common stock held by 21CI. Mr. Elrod disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Elrod is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(4)
Mr. Carey was a managing director of Vestar and, as a result of Vestar's controlling interest in 21CI, may have been deemed to beneficially own the shares of common stock held by 21CI. Mr. Carey disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Carey is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(5)
Mr. Rosner is a managing director of Vestar and, as a result of Vestar's controlling interest in 21CI, may be deemed to beneficially own the shares of common stock held by 21CI. Mr. Rosner disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Rosner is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(6)
Ms. Russell is a principal of Vestar and, as a result of Vestar's controlling interest in 21CI, may be deemed to beneficially own the shares of common stock held by 21CI. Ms. Russell disclaims beneficial ownership of such securities, except to the extent of her pecuniary interest therein. The address for Ms. Russell is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(7)
The address for Mr. Travis is c/o 21st Century Oncology, Inc., 1010 Northern Boulevard, Suite 314, Great Neck, New York 11021.

 The Offering

        The summary below describes the principal terms of the Series A preferred stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. Refer to the section of this prospectus entitled "Description of Series A Preferred Stock" for a more detailed description of the terms and conditions of the Series A preferred stock.

Securities we are offering	1,000,000 shares of our % Series A mandatory convertible junior non-voting preferred stock, par value of $0.0001 per share (the "Series A preferred stock").
Public offering price	$50.00 per share of Series A preferred stock.
Underwriters' option	We have granted the underwriters a 30-day option to purchase up to 150,000 additional shares of Series A preferred stock at the public offering price, less the underwriting discount.
Conflicts of interest

More than 5% of the net proceeds of this offering will be received by each of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc. or their respective affiliates as lenders under our Credit Facilities as the result of our use of a portion of our net proceeds to repay indebtedness under such Credit Facilities. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 that requires a "qualified independent underwriter," or "QIU," participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. We have agreed, subject to certain terms and conditions, to indemnify J.P. Morgan Securities LLC against certain liability incurred in connection with it acting as QIU in this offering, including liabilities under the Securities Act. See "Underwriting (Conflicts of Interest)."

A-1

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  Issuer Free Writing Prospectus dated May 21, 2014 Filed by 21st Century Oncology Holdings, Inc. Pursuant to Rule 433 under the Securities Act of 1933 Registration Statement No. 333-193877
21st Century Oncology Holdings, Inc. Free Writing Prospectus
The Offering
USE OF PROCEEDS
CAPITALIZATION
DILUTION
PRINCIPAL STOCKHOLDERS
The Offering